                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549



                                    SCHEDULE 13D
                                   (Rule 13d-101)

                   INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                      PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                      THERETO FILED PURSUANT TO RULE 13D-2(A)

                                 (AMENDMENT NO. 3)


                                   iVILLAGE INC.
                                  (Name of Issuer)


                                    COMMON STOCK
                           (Title of Class of Securities)

                                     46588H105
                                   (CUSIP Number)


                                JODIE W. KING, ESQ.
                               THE HEARST CORPORATION
                                 959 EIGHTH AVENUE
                              NEW YORK, NEW YORK 10019
                                   (212) 649-2025

                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)


                                      COPY TO:

                               STEVEN A. HOBBS, ESQ.
                         CLIFFORD CHANCE ROGERS & WELLS LLP
                                  200 PARK AVENUE
                                 NEW YORK, NY 10166
                                   (212) 878-8000




              (Date of event which requires filing of this statement)



[ ]   Check box if the filing person has previously filed a statement on
      Schedule 13G to report the acquisition which is the subject of this
      Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g).

                         (Continued on following pages)

CUSIP No. 46588H105                    13D                               Page 2


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     HEARST COMMUNICATIONS, INC.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCES OF FUNDS

     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

    UNITS      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    18,184,653
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    18,184,653

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     18,184,653

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [X]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     32.1%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     CO
________________________________________________________________________________

CUSIP No. 46588H105                    13D                               Page 3


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     HEARST MAGAZINES PROPERTY, INC.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCES OF FUNDS

     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                    [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     NEVADA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

    UNITS      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    18,184,653
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    18,184,653

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     18,184,653

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [X]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     32.1%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     CO
________________________________________________________________________________

CUSIP No. 46588H105                    13D                               Page 4


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     COMMUNICATIONS DATA SERVICES, INC.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCES OF FUNDS

     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                    [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     IOWA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

    UNITS      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    18,184,653
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    18,184,653

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     18,184,653

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [X]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     32.1%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     CO
________________________________________________________________________________

CUSIP No. 46588H105                    13D                               Page 5


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     HEARST HOLDINGS, INC.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS

     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                    [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

    UNITS      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    18,184,653
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    18,184,653

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     18,184,653

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [X]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     32.1%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     CO
________________________________________________________________________________

CUSIP No. 46588H105                    13D                               Page 6


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     THE HEARST CORPORATION
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCES OF FUNDS

     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                    [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

    UNITS      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    18,184,653
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    18,184,653

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     18,184,653

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [X]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     32.1%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     CO
________________________________________________________________________________

CUSIP No. 46588H105                    13D                               Page 7


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     THE HEARST FAMILY TRUST
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCES OF FUNDS

     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                    [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     CALIFORNIA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

    UNITS      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    18,184,653
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    18,184,653

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     18,184,653

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [X]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     32.1%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     OO (testamentary trust)
________________________________________________________________________________

                                  SCHEDULE 13D

ITEM 1            SECURITY AND ISSUER

         This Amendment No. 3 which relates to the shares of common stock, $0.01 par value per share (the "Common Stock"), of iVillage Inc., a Delaware corporation (the "Issuer"), supplements and amends the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on February 15, 2001 (the "Statement"), as amended by Amendment No. 1 filed on February 28, 2001, and Amendment No. 2 filed on June 21, 2001. The Issuer's principal executive offices are located at 500-512 Seventh Avenue, New York, New York 10018.

ITEM 2            IDENTITY AND BACKGROUND

         (a) -- (c) This Amendment No. 3 is being filed jointly by Hearst Communications, Inc., a Delaware corporation ("Hearst Communications"), Hearst Magazines Property, Inc., a Nevada corporation ("Hearst Magazines"), Communications Data Services, Inc., an Iowa corporation ("CDS"), Hearst Holdings, Inc., a Delaware corporation ("Hearst Holdings"), The Hearst Corporation, a Delaware corporation ("Hearst"), and The Hearst Family Trust, a testamentary trust (the "Trust" and together with Hearst Communications, Hearst Magazines, CDS, Hearst Holdings and Hearst, the "Reporting Persons").

         Hearst, together with its various subsidiaries, is one of the world's largest diversified communications companies, with interests in newspaper, magazine, television and radio broadcasting, cable network programming, newspaper features distribution, television production and distribution, and new media activities. All of Hearst's issued and outstanding common stock is owned by the Trust. The location of Hearst's principal offices is 959 Eighth Avenue, New York, New York 10019. The location of the Office of the Trust is 888 Seventh Avenue, New York, New York 10106.

         Hearst Holdings is a Delaware corporation and a wholly-owned subsidiary of Hearst. The principal executive offices of Hearst Holdings are located at 959 Eighth Avenue, New York, New York 10019.

         CDS is an Iowa corporation and a wholly-owned subsidiary of Hearst Holdings. The principal executive offices of CDS are located at 1901 Bell Avenue, Des Moines, Iowa 50315.

         Hearst Magazines is a Nevada corporation and a wholly-owned subsidiary of CDS. The principal executive offices of Hearst Magazines are located at 2 Sound View Drive, Greenwich, Connecticut 06830.

         Hearst Communications is a Delaware corporation and a subsidiary of Hearst Magazines and Hearst Holdings. The principal executive offices of Hearst Communications are located at 959 Eighth Avenue, New York, NY 10019.

         Schedule I hereto sets forth the name, business address, present principal occupation or employment of each of the directors and executive officers of Hearst, Hearst Holdings, CDS, Hearst Magazines, Hearst Communications and the Trustees of the Trust and the name, principal business and address of any corporation or other organization in which such employment is conducted.

         (d) -- (e) During the last five years, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule I hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Schedule I hereto sets forth the citizenship of each of the directors and executive officers of Hearst, Hearst Holdings, CDS, Hearst Magazines, Hearst Communications and the Trustees of the Trust.

ITEM 4            PURPOSE OF THE TRANSACTION

         As previously reported in Amendment No.2 to the Statement on Schedule 13D, on February 5, 2001 the Issuer, Stanhope Acquisition Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Issuer ("Stan"), and Women.com Networks, Inc., a Delaware corporation ("WNI"), entered into an Agreement and Plan of Merger (the "Agreement and Plan of Merger"), pursuant to which the Issuer acquired all outstanding shares of common stock, par value $0.001 per share of WNI (the "WNI Common Stock"). On February 22, 2001 the Issuer, Stan and WNI entered into an Amendment No. 1 to the Agreement and Plan of Merger, and on April 27, 2001 entered into an Amendment No. 2 to the Agreement and Plan of Merger.

         In connection with the transactions contemplated by the Agreement and Plan of Merger, as amended, Hearst Communications entered into a Securities Purchase Agreement (the "Securities Purchase Agreement"), dated February 5, 2001 with the Issuer. On February 22, 2001, Hearst Communications and the Issuer entered into an Amended and Restated Securities Purchase Agreement (the "Amended Securities Purchase Agreement"). Pursuant to the Amended Securities Purchase Agreement the Issuer (i) agreed to sell and issue to Hearst Communications, and Hearst Communications agreed to purchase from the Issuer, up to 9,324,000 shares of Common Stock (the "Shares"), and (ii) agreed to issue a warrant (the "Warrant"), to Hearst Communications which will be exercisable for up to 2,100,000 additional shares of Common Stock (the "Warrant Shares"), for an aggregate purchase price (the "Purchase Price") of up to Twenty Million Dollars ($20,000,000) at the closing of the merger (the "Merger"), as contemplated by the Agreement and Plan of Merger, as amended.

ITEM 5            INTEREST IN SECURITIES OF THE ISSUER

         (a) -- (b) As of June 18, 2001, the Reporting Persons owned 21,576,447 shares of WNI Common Stock (the "Securities"). Hearst Communications is the direct beneficial owner of the Securities. Pursuant to the definition of "beneficial owner" set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, each of Hearst Magazines, CDS, Hearst Holdings, Hearst and the Trust may be deemed to beneficially own the Securities. Hearst Magazines has the power to direct the voting and disposition of the Securities as the controlling shareholder of Hearst Communications. CDS has the power to direct the voting and disposition of the Securities as the sole shareholder of Hearst Magazines. Hearst Holdings has the power to direct the voting and disposition of the Securities as the sole stockholder of CDS. The Trust and Hearst have the power to direct the voting and disposition of the Securities as the direct or indirect sole stockholders of Hearst and Hearst Holdings, respectively. Accordingly, Hearst Communications shares the power to direct the voting and disposition of the Securities beneficially owned by it, and Hearst Magazines, CDS, Hearst Holdings, Hearst and the Trust share the power to direct the voting and disposition of the Securities beneficially owned by Hearst Communications.

         Pursuant to the Agreement and Plan of Merger, as amended, at the effective time of the Merger, namely June 18, 2001, each share of WNI Common Stock issued and outstanding was cancelled and converted into 0.322 shares of Common Stock, and as a result, the Securities were converted into

6,947,615 shares of Common Stock (the "Merger Stock"). In connection with the Merger, the Issuer offered to all stockholders of WNI (other than Hearst Communications) pursuant to a registered rights offering, the opportunity to purchase a pro rata portion (based on their ownership of WNI's outstanding shares) of the Shares and the Warrant (the "Rights Offering"). Pursuant to the Amended Securities Purchase Agreement, Hearst Communications purchased 9,171,343 Shares and a Warrant, which is exercisable for 2,065,695 Warrant Shares for an aggregate Purchase Price of $19,672,309 on June 18, 2001.

         Accordingly, as a result of the closings of the Merger and the Amended Securities Purchase Agreement, Hearst Communications is the direct beneficial owner of (i) the Merger Stock and the Shares, which together represent an aggregate 16,118,958 shares of Common Stock, and (ii) a Warrant to purchase 2,065,695 Warrant Shares. Pursuant to the definition of "beneficial owner" set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, each of Hearst Magazines, CDS, Hearst Holdings, Hearst and the Trust may be deemed to beneficially own 18,184,653 shares of Common Stock at such time. Hearst Magazines will have the power to direct the voting and disposition of 18,184,653 shares of Common Stock as the controlling shareholder of Hearst Communications. CDS will have the power to direct the voting and disposition of 18,184,653 shares of Common Stock as the sole shareholder of Hearst Magazines. Hearst Holdings will have the power to direct the voting and disposition of 18,184,653 shares of Common Stock as the sole stockholder of CDS. The Trust and Hearst will have the power to direct the voting and disposition of 18,184,653 shares of Common Stock as the direct or indirect sole stockholders of Hearst and Hearst Holdings, respectively. For purposes of this Statement: (i) Hearst Communications is reporting that effective as of the closing of the Merger, it shares the power to direct the voting and disposition of a total of 18,184,653 shares of Common Stock beneficially owned by it and (ii) Hearst Magazines, CDS, Hearst Holdings, Hearst and the Trust are reporting that they share the power to direct the voting and disposition of the 18,184,653 shares of Common Stock beneficially owned by Hearst Communications, representing approximately 32.122% of the as adjusted shares of Common Stock outstanding at the closing of the Merger.

         (c) As previously reported in Amendment No. 2 to the Statement on
Schedule 13D, in connection with the Merger, the Issuer and Hearst Communications entered into a Stockholder Agreement (the "Stockholder Agreement"), effective as of the closing of the Merger. The Issuer and Hearst Communications entered into an Amended and Restated Stockholder Agreement dated June 20, 2001 (the "Amended Stockholder Agreement"), a copy of which is attached hereto as Exhibit 99.1, which amends and restates in its entirety the Stockholder Agreement. The Amended Stockholder Agreement provides, among other things, that without the consent of the non-Hearst members of the Issuer's board of directors, Hearst Communications and its affiliates may not acquire any shares of Common Stock or any other security generally entitled to vote for the election of directors of the Issuer (collectively, "Voting Securities"), if the effect of such acquisition would be to increase the total number of (x) outstanding Voting Securities owned by Hearst Communications and its affiliates and (y) outstanding convertible securities, options, warrants or other rights owned by Hearst Communications and its affiliates which are convertible into or exchangeable or exercisable for securities entitled to vote for election of directors of the Issuer, treating such convertible securities, options, warrants or other rights on an as converted basis (collectively such Voting Securities and convertible securities, options, warrants and rights the "Investor Group Interest"), to in excess of the "Maximum Interest", calculated as at the relevant date of determination as the number of shares of Common Stock resulting from the product of (x) the "Threshold Percentage", namely 32.122% and (y) the sum of total outstanding Voting Securities of the Issuer plus the total number of Warrant Shares owned by Hearst Communications and its affiliates.

         The Amended Stockholder Agreement also provides that Hearst Communications and its affiliates must vote a specified number of shares of Common Stock at the Issuer stockholder meetings as recommended by the Issuer's board of directors (which recommendation must include all non-Hearst directors), with such number of shares being calculated at the time of determination as the Voting Securities held by Hearst Communications and its affiliates in excess of twenty-five percent (25%). The Issuer's board of directors is fixed at ten (10) members, of which three (3) members are Hearst Communications designees, and five (5) members are independent. For as long as Hearst Communications and its affiliates own at least eighty percent (80%) of the number of shares represented by Hearst Communications' and its affiliates' "Initial Equity Stake", it will be entitled to nominate three (3) directors. The "Initial Equity Stake" is the number of shares of Issuer securities represented by the Shares, the Warrant Shares and the Merger Stock. For as long as Hearst Communications and its affiliates own less than eighty percent (80%) but at least sixty-six percent (66%) of the Initial Equity Stake, Hearst Communications will be entitled to nominate two (2) directors. For as long as Hearst Communications and its affiliates own less than sixty-six percent (66%) of the Initial Equity Stake but more than ten percent (10%) of the Issuer's outstanding Voting Securities, Hearst Communications will be entitled to nominate one (1) director.

         In the event of the issuance of Voting Securities of the Issuer in a single transaction or series of related transactions which represent greater than twenty percent (20%) but less than forty percent (40%) of the number of Voting Securities outstanding immediately after such transaction or series of related transactions, upon request from the Issuer, Hearst Communications will cooperate with the Issuer to increase the size of the Issuer's board of directors to eleven (11) and to fill the vacancy arising therefrom with an independent director. In the event of the issuance of Voting Securities of the Issuer in a single transaction or series of related transactions which represent greater than forty percent (40%) of the number of Voting Securities outstanding immediately after such transaction or series of related transactions, upon request from the Issuer, Hearst Communications will cooperate with the Issuer to increase the size of the Issuer's board of directors to twelve (12) and to fill the vacancies arising therefrom with two (2) independent directors.

         (d) To the best knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 18,184,653 shares of Common Stock.

         (e) Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


         Other than the Agreement and Plan of Merger, as amended, the Amended Securities Purchase Agreement, Amended Stockholder Agreement and the Warrant described in Item 4 and Item 5 above, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 22, 2001


                                    HEARST COMMUNICATIONS, INC.



                                    By: /s/ James M. Asher
                                       ---------------------------------
                                       Name: James M. Asher
                                       Title: Senior Vice President

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 22, 2001


                                    HEARST MAGAZINES PROPERTY, INC.



                                    By: /s/ James M. Asher
                                       ---------------------------------
                                       Name: James M. Asher
                                       Title: Vice President

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 22, 2001


                                    COMMUNICATIONS DATA SERVICES, INC.



                                    By: /s/ James M. Asher
                                       ----------------------------------
                                       Name: James M. Asher
                                       Title: Vice President

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 22, 2001


                                    HEARST HOLDINGS, INC.



                                    By: /s/ James M. Asher
                                       -------------------------------
                                       Name: James M. Asher
                                       Title: Senior Vice President

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 22, 2001


                                    THE HEARST CORPORATION



                                    By: /s/ James M. Asher
                                       --------------------------------
                                       Name: James M. Asher
                                       Title: Senior Vice President

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 22, 2001


                                    THE HEARST FAMILY TRUST



                                    By: /s/ Richard E. Deems
                                       -------------------------------
                                       Name: Richard E. Deems
                                       Title: Trustee

                                   SCHEDULE I


         Set forth below is the name and the present principal occupation or employment of each director and executive officer of Hearst Communications, Hearst Magazines, CDS, Hearst Holdings and Hearst. Trustees of the Trust are identified by an asterisk. Unless otherwise indicated, each person identified below is employed by Hearst Communications, an indirect, wholly-owned subsidiary of Hearst, and may perform services for Hearst or one of its other wholly-owned subsidiaries. The principal business address of Hearst, Hearst Communications and Hearst Holdings, and unless otherwise indicated, each person identified below, is 959 Eighth Avenue, New York, New York 10019. The address of the Office of the Trust is 888 Seventh Avenue, New York, New York 10106. The principal executive offices of CDS are located at 1901 Bell Avenue, Des Moines, Iowa 50315. The principal executive offices of Hearst Magazines are located at 2 Sound View Drive, Greenwich, Connecticut 06830. Unless otherwise indicated, all persons identified below are United States citizens.

NAME                                                   PRESENT OFFICE/PRINCIPAL
----                                                  OCCUPATION OR EMPLOYMENT
                                                      ------------------------
Hearst Communications

George R. Hearst, Jr.*                            Chairman of the Board, Chairman of Executive Committee,
                                                  Director

Frank A. Bennack, Jr.*                            President, Chief Executive Officer, Director

Victor F. Ganzi*                                  Executive Vice President, Chief Operating Officer,
                                                  Director

James M. Asher                                    Senior Vice President, Chief Legal and Development Officer

David J. Barrett (1)                              Director; President and Chief Executive Officer: Hearst-Argyle
                                                  Television, Inc.

Cathleen P. Black                                 Senior Vice President, President: Hearst Magazines Division,
                                                  Director

Millicent H. Boudjakdji*                          Director

John G. Conomikes*                                Senior Vice President, Director

Richard E. Deems* (2)                             Director

Ronald J. Doerfler                                Senior Vice President, Chief Financial Officer, Treasurer

George J. Green                                   Vice President, President: Hearst Magazines International Division

Austin Hearst (3)                                 Director; Vice President: Hearst Entertainment Distribution
                                                  Division, Hearst Entertainment, Inc.

John R. Hearst, Jr.*                              Director

Stephen T. Hearst (7)                             Director; Vice President: San Francisco Realties Division, The
                                                  Hearst Corporation.

William R. Hearst, III* (4)                       Director; Partner: Kleiner, Perkins, Caufield & Byers

Thomas J. Hughes                                  Vice President, Controller

George B. Irish                                   Senior Vice President, President: Hearst Newspapers Division,
                                                  Director

Raymond E. Joslin                                 Senior Vice President, President: Hearst Entertainment and
                                                  Syndication Group Administrative Division, Director

Jodie W. King                                     Vice President, Secretary

Harvey L. Lipton* (2)                             Director

Richard P. Malloch                                Vice President, President: Hearst Business Media Group
                                                  Administrative Division

Terence G. Mansfield (5)(6)                       Director, Vice President; Managing Director: The National Magazine
                                                  Co., Ltd.

Gilbert C. Maurer* (2)                            Director

Mark F. Miller*                                   Vice President; Executive Vice President: Hearst Magazines
                                                  Division, Director

Bruce L. Paisner (3)                              Vice President, Executive Vice President: Hearst Entertainment and
                                                  Syndication Group Administrative Division

Raymond J. Petersen*                              Director, Executive Vice President: Hearst Magazines Division

Virginia Hearst Randt*                            Director

Debra Shriver                                     Vice President

Alfred C. Sikes                                   Vice President, President: Hearst Interactive Media Division

Jonathan E. Thackeray                             Vice President


Hearst Magazines

Frank A. Bennack, Jr.*                            Director

Victor F. Ganzi*                                  Director

George J. Green                                   President, Treasurer; President: Hearst Magazines

                                                  International Division, Hearst Communications, Inc.

James M. Asher                                    Vice President

Ronald J. Doerfler                                Vice President

Jodie W. King                                     Vice President, Secretary

Jonathan E. Thackeray                             Vice President

John A. Rohan, Jr.                                Vice President


CDS

Donald F. Ross                                    Chairman of the Board, Director

Scott Weis                                        President

James M. Asher                                    Vice President

Kenneth J. Barloon                                Vice President, Controller, Chief Financial Officer

Cathleen P. Black                                 Director; President: Hearst Magazines Division, Hearst
                                                  Communications, Inc.

Ronald J. Doerfler                                Vice President

Chris Holt                                        Vice President

Thomas J. Hughes                                  Vice President

Jodie W. King                                     Vice President, Secretary

Dennis Luther                                     Vice President

Paul McCarthy                                     Vice President

Mark F. Miller*                                   Director, Vice President; Executive Vice President: Hearst
                                                  Magazines Division, Hearst Communications, Inc.

Tim Plimmer                                       Vice President

Lynn Reinicke                                     Vice President

John A. Rohan, Jr.                                Director, Treasurer


Hearst Holdings

George R. Hearst, Jr.*                            Chairman of the Board, Chairman of Executive Committee, Director


Frank A. Bennack, Jr.*                            President, Chief Executive Officer, Director

Victor F. Ganzi*                                  Executive Vice President, Chief Operating Officer,
                                                  Director

James M. Asher                                    Senior Vice President, Chief Legal and Development Officer

David J. Barrett (1)                              Director; President and Chief Executive Officer: Hearst-Argyle
                                                  Television, Inc.

Cathleen P. Black                                 Senior Vice President, Director; President: Hearst Magazines
                                                  Division, Hearst Communications, Inc.

Millicent H. Boudjakdji*                          Director

John G. Conomikes*                                Senior Vice President, Director

Richard E. Deems* (2)                             Director

Ronald J. Doerfler                                Senior Vice President, Chief Financial Officer, Treasurer

George J. Green                                   Vice President; President: Hearst Magazines International Division,
                                                  Hearst Communications, Inc.

Austin Hearst (3)                                 Director; Vice President: Hearst Entertainment Distribution
                                                  Division, Hearst Entertainment, Inc.

John R. Hearst, Jr.*                              Director

Stephen T. Hearst (7)                             Director; Vice President: San Francisco Realties Division, The
                                                  Hearst Corporation.

William R. Hearst, III* (4)                       Director; Partner: Kleiner, Perkins, Caufield & Byers

Thomas J. Hughes                                  Vice President

George B. Irish                                   Senior Vice President, Director; President: Hearst Newspapers
                                                  Division, Hearst Communications, Inc.

Raymond E. Joslin                                 Senior Vice President, Director; President: Hearst Entertainment
                                                  and Syndication Group Administrative Division, Hearst
                                                  Communications, Inc.

Jodie W. King                                     Vice President, Secretary

Harvey L. Lipton* (2)                             Director

Richard P. Malloch                                Vice President; President: Hearst Business Media Group
                                                  Administrative Division, Hearst Communications, Inc.

Terence G. Mansfield (5)(6)                       Director, Vice President; Managing Director: The National Magazine
                                                  Co., Ltd.

Gilbert C. Maurer* (2)                            Director

Mark F. Miller*                                   Director, Vice President; Executive Vice President: Hearst
                                                  Magazines Division, Hearst Communications, Inc.

Bruce L. Paisner (3)                              Vice President; Executive Vice President: Hearst Entertainment and
                                                  Syndication Group Administrative Division, Hearst Communications,
                                                  Inc.

Raymond J. Petersen*                              Director; Executive Vice President: Hearst Magazines Division,
                                                  Hearst Communications, Inc.

Virginia Hearst Randt*                            Director

Debra Shriver                                     Vice President

Alfred C. Sikes                                   Vice President; President: Hearst Interactive Media Division,
                                                  Hearst Communications, Inc.

Jonathan E. Thackeray                             Vice President


Hearst

George R. Hearst, Jr.*                            Chairman of the Board, Chairman of Executive Committee,
                                                  Director

Frank A. Bennack, Jr.*                            President, Chief Executive Officer, Director

Victor F. Ganzi*                                  Executive Vice President, Chief Operating Officer,
                                                  Director

James M. Asher                                    Senior Vice President, Chief Legal and Development Officer

David J. Barrett (1)                              Director; President and Chief Executive Officer: Hearst-Argyle
                                                  Television, Inc.

Cathleen P. Black                                 Senior Vice President, Director; President: Hearst Magazines
                                                  Division, Hearst Communications, Inc.

Millicent H. Boudjakdji*                          Director

John G. Conomikes*                                Senior Vice President, Director

Richard E. Deems* (2)                             Director

Ronald J. Doerfler                                Senior Vice President, Chief Financial Officer, Treasurer

George J. Green                                   Vice President; President: Hearst Magazines International Division,
                                                  Hearst Communications, Inc.

Austin Hearst (3)                                 Director; Vice President: Hearst Entertainment Distribution
                                                  Division, Hearst Entertainment, Inc.

John R. Hearst, Jr.*                              Director

Stephen T. Hearst (7)                             Director; Vice President: San Francisco Realties Division

William R. Hearst, III* (4)                       Director; Partner: Kleiner, Perkins, Caufield & Byers

Thomas J. Hughes                                  Vice President

George B. Irish                                   Senior Vice President, Director; President: Hearst Newspapers
                                                  Division, Hearst Communications, Inc.

Raymond E. Joslin                                 Senior Vice President, Director; President: Hearst Entertainment
                                                  and Syndication Group Administrative Division, Hearst
                                                  Communications, Inc.

Jodie W. King                                     Vice President, Secretary

Harvey L. Lipton* (2)                             Director

Richard P. Malloch                                Vice President; President: Hearst Business Media Group
                                                  Administrative Division, Hearst Communications, Inc.

Terence G. Mansfield (5)(6)                       Director, Vice President; Managing Director: The National Magazine
                                                  Co., Ltd.

Gilbert C. Maurer* (2)                            Director

Mark F. Miller*                                   Director, Vice President; Executive Vice President: Hearst
                                                  Magazines Division, Hearst Communications, Inc.

Bruce L. Paisner (3)                              Vice President; Executive Vice President: Hearst Entertainment and
                                                  Syndication Group Administrative Division, Hearst Communications,
                                                  Inc.

Raymond J. Petersen*                              Director; Executive Vice President: Hearst Magazines Division,
                                                  Hearst Communications, Inc.

Virginia Hearst Randt*                            Director

Debra Shriver                                     Vice President

Alfred C. Sikes                                   Vice President; President: Hearst Interactive Media Division,
                                                  Hearst Communications, Inc.

Jonathan E. Thackeray                             Vice President



(1)      888 Seventh Avenue
         New York, NY 10106

(2)      Self-employed, non-employed or retired

(3)      235 E. 45th Street
         New York, NY 10017

(4)      2750 Sand Hill Road
         Menlo Park, CA 94025

(5)      U.K. Citizen

(6)      National Magazine House
         72 Broadwick Street
         London, England W1 2BP

(7)      5 Third Street
         Suite 200
         San Francisco, CA 94103